EXHIBIT B
                              OLD STONE CORPORATION



                                  PRESS RELEASE

                                                             November 25, 1997

                                                                       Contact:
                                                       Bernard V. Buonanno, Jr.
                                                              Winfield W. Major
                                                                   401-274-9200


     The Board of Directors of Old Stone Corporation has met to review the Corporation's position with respect to the tender offer filed on November 14, 1997 by Manticore Properties, LLC and affiliated companies.

     The Corporation's response to the tender offer is contained in the attached letter from Old Stone Corporation Chairman Bernard V. Buonanno, Jr. to shareholders. This letter is being mailed to shareholders in the next few days.

     The Corporation is filing a Form 14D-9 immediately with the SEC stating its position regarding the tender offer and the reasons for taking this position.

     Old Stone Corporation is a former savings and loan holding company whose principal subsidiary, Old Stone Bank, a Federal Savings Bank, was taken over by the Resolution Trust Corporation in January, 1993. The Corporation's shares of Common and Preferred Series B stock were delisted from trading by the NASD at that time.

                              OLD STONE CORPORATION

                                957 Warren Avenue
                            East Providence, RI 02914

                                                              November 26, 1997

Dear Old Stone Corporation Shareholder:

     As you may know, Manticore Properties, LLC has recently filed a notice of offer to purchase any and all shares of Old Stone Corporation Common Stock for $1.00 per share and Preferred Series B Stock for $4.00 per share with the Securities and Exchange Commission. If you have not already received the offering materials concerning this tender offer, you should be receiving them shortly.

     Old Stone Corporation is required by law to send you this notice indicating its position with respect to the tender offer by Manticore and its affiliates Gotham Partners, L.P. and Gotham Partners, II, L.P., 100 E. 42nd Street, New York, NY 10017. We wanted to share with you our position on the tender offer and to carry out the legal requirement to explain the reasons for this position.

     This offer comes at a time when there is considerable speculation about the outcome of litigation filed by the Corporation and similar companies against the U.S. government. A more detailed description of the Old Stone case is attached to this letter. As I am sure you are aware, Old Stone Corporation has remained in business since the time of the takeover of Old Stone Bank in January, 1993 primarily to prosecute this lawsuit. Our claim arises out of the action the government took in 1989 that wiped out approximately $80 million of the Bank's regulatory capital. Were it not for that event, we believe that the Bank would still be here today and the Bank and the Corporation would be thriving.

     Old Stone has pursued the lawsuit actively, but the government has fought us and the other companies every step of the way. We have retained experienced counsel in Washington who have been working on this case for over five years - on a contingency fee basis. In January of 1998 the discovery stage of our case will begin to go forward, but this is a complex lawsuit and ours is one of over 100 similar cases. Given the current posture of the government, it is difficult to predict when our case will be decided.

     We believe we have a compelling case. However, the government has considerably greater resources and has embarked on a strategy of delay and appeal. Because of this uncertainty, we are unable to determine at this time what the ultimate judgment might mean for the value of our shares today. Consequently, Old Stone Corporation is unable to take a position with respect to this offer.

     We hope that the background provided in this letter will be useful to you in making your own decision.

                                               Sincerely,


                                               Bernard V. Buonanno, Jr.
                                               Chairman

                              Old Stone Corporation


                                Legal Proceedings


     On September 16, 1992, Old Stone Corporation (the "Corporation") and Old Stone Bank, a Federal Savings Bank (the "Bank") initiated a lawsuit against the U.S. Government (the "Government") based upon the Government's breach of the contracts by which the Corporation acquired Rhode Island Federal S&L and Citizens Federal S&L of Seattle. The Government breached these contracts following the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"). The Government filed an answer denying liability and asserting a counterclaim against the Corporation for alleged breach of a net worth maintenance covenant. The Corporation has denied this counterclaim.

     After the Resolution Trust Corporation seized the Bank in January, 1993, Old Stone Corporation filed an amended complaint solely in its own name. This amended complaint addressed only the claims of the Corporation, which are separate and distinct from those of the Bank. Subsequently, the Federal Deposit Insurance Corporation ("FDIC") intervened in the case to take over the claims of the Bank and it is now pursuing those claims against the Government. If the FDIC obtains a recovery for the Bank's claims, much or all of this recovery may ultimately be returned to the Government.

     Earlier this year, the Corporation filed a second amended complaint, again addressing its separate claims against the Government. This complaint alleges that, in exchange for the Corporation's agreements to acquire the two troubled thrifts, the U.S. Government, acting through the Federal Home Loan Bank Board ("FHLBB") and the Federal Savings and Loan Insurance Corporation ("FSLIC"), agreed to provide the Corporation and the Bank with certain capital credits and supervisory goodwill and to treat these capital credits and supervisory goodwill as regulatory net worth of the Bank, both for the purposes of compliance by the Bank with its regulatory net worth requirements and compliance by the Corporation with its net worth maintenance obligation.

     Following the enactment of FIRREA, the Office of Thrift Supervision ("OTS") required the Bank to eliminate approximately $80 million of the capital credits and supervisory goodwill from the Bank's regulatory capital. The OTS then required the Corporation to raise and contribute additional capital to the Bank. The second amended complaint alleges that these actions by the OTS constituted breaches of contract and caused the Corporation substantial damages. Among other things, the Corporation incurred substantial damages in the process of selling off valuable assets and subsidiaries to meet the Government's demands that it raise and contribute capital to the Bank. The Corporation suffered further damages when the Government seized the Bank and all of its assets, including approximately $70 million of additional capital which the Corporation had contributed to the Bank. Finally, the government's breach resulted in the takeover of the Bank.

     Old Stone Corporation's lawsuit is one of about 130 similar cases pending before the U.S. Court of Federal Claims. These cases are collectively referred to as the Winstar-related cases. In 1992, the Court of Federal Claims entered partial summary judgments in three lead cases, ruling that the Government was liable to the thrift and thrift holding company plaintiffs in these cases for breach of contract. In 1996, the U.S. Supreme Court upheld these rulings and returned these three cases to the Court of Federal Claims for a determination of the amount of the plaintiffs' damages. The Court of Federal Claims is now conducting a damages trial in the first of these three cases. This trial began in February 1997 and is now expected to continue until March 1998. The court has not yet made a determination of the measure or amount of damages in this case. Depending on the outcome, one or both parties are likely to appeal the court's determination of damages.

     The Court of Federal Claims had previously suspended proceedings in the remaining Winstar-related cases pending the decision of the Supreme Court in the three lead cases. Following this decision, the court lifted the suspension, and plaintiffs in approximately thirty of the remaining cases have now filed motions for partial summary judgment as to liability. In essentially all of these cases, the Government has denied that the plaintiffs had enforceable contracts with the Government and has cross-moved for summary judgment in its own favor. In August 1997, the court held a hearing on the summary judgment motions filed in four of these cases. The court has not yet ruled on these motions. As part of the August hearing, the court also heard argument on eleven issues which the Government has raised in many of the pending cases. The court may issue such rulings at any time, and any such rulings could affect some or all of the remaining cases.

     Old Stone Corporation intends shortly to file a motion for partial summary judgment as to liability. The Government will have a period of approximately four months in which to respond to this motion and to file a cross-motion for summary judgment. There is no fixed date by which the court must rule on these motions. In January, 1998, the Corporation and the Government will commence a one-year period of discovery. Unless the Government wins summary judgment, the case will then be assigned to a trial judge for trial on liability and damages or on damages alone, depending on the outcome of the Corporation's motion for partial summary judgment. The Corporation cannot predict when the court will schedule such a trial or the outcome of such a trial. At any such trial, the Corporation will have to prove the amount of its damages.